

**UNITED STATES**

**SECURITIES AND EXCHANGE COMMISSION**

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 3, 2015

James M. Harrison
Chief Executive Officer
Party City Holdco Inc.
80 Grasslands Road
Elmsford, NY 10523

> **Re:  Party City Holdco Inc.**
> **Amendment No. 6 to Registration Statement on Form S-1**
> **Filed March 27, 2015**
> **File No. 333-193466**

Dear Mr. Harrison:

We have reviewed your amended registration statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.  Unless we note otherwise, our references to prior comments are to comments in our July 28, 2014 letter.

Recent Developments, page 6

1.  We note that you intend to disclose preliminary revenue and comparable store sales for the quarter ended March 31, 2015 and have the following comments:

    - Please provide additional disclosure to put these measures into context for your investors such as whether these measures are consistent with the trends disclosed in MD&A, and if not, why not.

    - Additionally, as revenue information alone presents an incomplete picture of your results, please disclose whether you expect profitability and other significant financial statement line items to reflect a similar trend.  If this information is unknown, clearly disclose this, including the fact that your profitability trends may differ from your revenue and Party City brand same store sales trends.

- Please confirm your understanding that if your interim March 31, 2015 financial statements are available or become available before the effective date of this registration statement, they should be included in your filing.

You may contact Lisa Sellars, Staff Accountant, at 202.551.3348 or Jennifer Thompson, Accounting Branch Chief, at 202.551.3737 if you have questions regarding comments on the financial statements and related matters. Please contact Dean Brazier, Staff Attorney, at 202.551.3485 or me at 202.551.3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director

cc: Julie H. Jones